

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

<u>Via E-Mail</u>
Marcy Syms, Chief Executive Officer
Syms Corp
One Syms Way
Secaucus, NJ 07094

  Re: **Syms Corp**
    Form 10-K for the Fiscal Year Ended February 27, 2010
    Filed May 13, 2010
    Current Report on Form 8-K
    Filed June 24, 2009
    File No. 001-08546

Dear Ms. Syms:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended February 27, 2010</u>

<u>Management's Discussion and Analysis, page 11</u>

<u>Results of Operations, page 13</u>

1. We note your response to comment three of our letter dated February 23, 2011. We are unable to identify narrative draft disclosure regarding the extent to which you are in

compliance with, for example, the fixed charge coverage ratio. Please revise your draft disclosure or advise.

Definitive Proxy Statement Filed June 1, 2010

Executive Compensation, page 9

2.   We note your response to comment 12 of our letter dated February 23, 2011, and we reissue it. It is unclear from the draft disclosure whether your compensation decisions no longer include comparisons to "the Company's competitors" or "retailers of relatively comparable size and orientation." If the compensation process does involve such considerations, it is unclear on what basis you may have determined that they are immaterial. Please revise your draft disclosure or advise.

3.   We note your response to comment 13 of our letter dated February 23, 2011, and we reissue it in part. The substance of the last paragraph includes information that is responsive to the comment and appropriate for disclosure in the proxy statement. Please confirm that you will provide similarly responsive disclosure of the compensation committee and full board interaction in future proxy materials. Please provide draft disclosure to the extent practicable. For example, it is unclear if, as a result of Sy Syms's death, Ms. Syms and the few board members will continue to act as the compensation committee or if Ms. Syms is involved with and votes on issues related to her own compensation.

Form 8-K filed June 24, 2009

4.   We reviewed your response to our prior comment 15, noting your statement that the preparation of Filene's financial statements was "nearing completion" as of April 1, 2011. Please tell us when such financial statements will be filed. We may have further comments upon review of such financial statements.

        Questions may be directed to Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting and financial statement issues. Please contact Edwin S. Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 for all other issues.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director